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                                January 25, 2021

       Oleg Shchegolev
       Chief Executive Officer
       SEMrush Holdings, Inc.
       800 Boylston Street, Suite 2475
       Boston, MA 02199

                                                        Re: SEMrush Holdings,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
11, 2021
                                                            CIK No. 0001831840

       Dear Mr. Shchegolev:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated December 18, 2020.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 2 regarding the graphical chart that illustrates your holistic online
strategy. Please clarify, if true, that the chart does not represent or measure actual
experiences of traffic or time.
 Oleg Shchegolev
FirstName  LastNameOleg
SEMrush Holdings, Inc. Shchegolev
Comapany
January 25,NameSEMrush
            2021        Holdings, Inc.
January
Page 2 25, 2021 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 72

2. In response to prior comment 9, you have revised the disclosure to state that revenues increased primarily due to increases in subscription revenues from existing customers, and to a lesser extent from subscription sales to new paying customers. To the extent possible, please revise to quantify the impact of these factors on revenues. Certain Relationships and Related Party Transactions, page 117

3. We note your response to prior comment 13 regarding your Reorganization Transactions and your voting agreement. Please describe the voting agreement's provisions related to the election and composition of your board and how they affected your current board of directors. In particular, if any party had board appointment or designation rights, please describe these rights and which board members they selected.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jared J. Fine, Esq.